Mail Stop 3561

February 5, 2009

David Liu, Chief Executive Officer
The Knot, Inc.
462 Broadway, 6th Floor
New York, NY 10013

>   **Re: The Knot, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 29, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 8, 2008**
>   **File No. 000-28271**

Dear Mr. Liu:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: Brian B. Margolis, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        Facsimile No.: (212) 230-8888